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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                           ---------------------------

                              ODD JOB STORES, INC.
                                (Name of Issuer)


COMMON STOCK, WITHOUT PAR VALUE                               67575J102
(Title of class of securities)                              (CUSIP number)


                                 JEFFREY PARKER
                           AMAZING SAVINGS HOLDING LLC
                          20 INDUSTRY DRIVE, PO BOX 25
                          MOUNTAINVILLE, NEW YORK 10953
                                 (845) 534-1000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153


                               SEPTEMBER 17, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(However, see the Notes.)

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

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

--------------------------------- ----------------------------------------------                 ---------------------------------
CUSIP No.                         67575J102                                           13D                Page 2 of 8 Pages
--------------------------------- ----------------------------------------------                 ---------------------------------
---------------------- --------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 OJSAC, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [X]
                                                                                                                        (B) [ ]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    AF

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- --------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- ---------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- ---------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  8,184,704 SHARES OF COMMON STOCK
            OWNED BY
                                  -------- ----------------------------------------------------- ---------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- ---------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             8,184,704 SHARES OF COMMON STOCK

---------------------- ------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  8,184,704 SHARES OF COMMON STOCK

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 90.3

---------------------- --------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- -------------------------------------------------






                                       2

--------------------------------- ----------------------------------------------                 ---------------------------------
CUSIP No.                         67575J102                                           13D                  Page 3 of 8 Pages
--------------------------------- ----------------------------------------------                 ---------------------------------

---------------------- --------------------------------------------------------- -------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               AMAZING SAVINGS HOLDING LLC
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [X]
                                                                                                                      (B) [ ]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    AF

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- --------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- ---------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- ---------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  8,184,704 SHARES OF COMMON STOCK
            OWNED BY
                                  -------- ----------------------------------------------------- ---------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- ---------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             8,184,704 SHARES OF COMMON STOCK

---------------------- ------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  8,184,704 SHARES OF COMMON STOCK

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [ ]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              90.3

---------------------- -----------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                      PN

---------------------- -----------------------------------------------------------------------------------------------------------







                                       3

--------------------------------- ----------------------------------------------                 ---------------------------------
CUSIP No.                         67575J102                                           13D               Page 4 of 8 Pages
--------------------------------- ----------------------------------------------                 ---------------------------------

---------------------- --------------------------------------------------------- -------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               ASCEND RETAIL INVESTMENT LLC
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [X]
                                                                                                                      (B) [ ]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    AF

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- --------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- ---------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- ---------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  8,184,704 SHARES OF COMMON STOCK
            OWNED BY
                                  -------- ----------------------------------------------------- ---------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- ---------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             8,184,704 SHARES OF COMMON STOCK

---------------------- ------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  8,184,704 SHARES OF COMMON STOCK

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [ ]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               90.3

---------------------- --------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 PN

---------------------- --------------------------------------------------------- -------------------------------------------------







                                       4

--------------------------------- ----------------------------------------------                 ---------------------------------
CUSIP No.                         67575J102                                           13D                 Page 5 of 8 Pages
--------------------------------- ----------------------------------------------                 ---------------------------------

---------------------- --------------------------------------------------------- -------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               MOSHAEL STRAUS
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [X]
                                                                                                                     (B) [ ]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    PF

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- --------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     UNITED STATES

--------------------------------- -------- ----------------------------------------------------- ---------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- ---------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  8,184,704 SHARES OF COMMON STOCK
            OWNED BY
                                  -------- ----------------------------------------------------- ---------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- ---------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             8,184,704 SHARES OF COMMON STOCK

---------------------- ------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  8,184,704 SHARES OF COMMON STOCK

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [ ]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 90.3

---------------------- --------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 IN

---------------------- --------------------------------------------------------- -------------------------------------------------


           This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed on July 24, 2003 by and on behalf of Amazing Savings Holding LLC, a Delaware limited liability company ("Amazing Savings"), OJSAC, Inc., a Delaware corporation ("OJSAC"), Ascend Retail Investment LLC, a Delaware limited liability company ("ARI"), and Moshael Straus, a United States citizen ("Mr. Straus" and, collectively with Amazing Savings, OJSAC and ARI, the "Reporting Persons"). Capitalized terms used herein and defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

           On September 17, 2003, Amazing Savings submitted a proposal to the Company regarding a business combination transaction between Amazing Savings and the Company. As more fully described in the proposal, Amazing Savings proposes that the business, assets and operations of Amazing Savings be acquired, and the liabilities of Amazing Savings be assumed, by the Company through a series of transactions, the net result of which would be the issuance of 1,866,667 million additional shares of Company common stock to Amazing Savings (which would increase Amazing Savings' beneficial ownership from 90.3% to 92.0% of the Company's outstanding common stock). The proposal is structured as a merger of OJSAC with and into the Company, which would be immediately followed by the Company's purchase of substantially all of Amazing Savings' assets and assumption of its related liabilities. The full text of the proposal is filed as an exhibit hereto and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 5 Letter from Amazing Savings to the Company, dated as of September 17, 2003

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 17, 2003


                                           /s/ Moshael Straus
                                          --------------------------------------
                                          Moshael Straus


                                          ASCEND RETAIL INVESTMENT LLC

                                          By:  /s/ Moshael Straus
                                             -----------------------------------
                                             Name:  Moshael Straus
                                             Title: Managing Member



                                          AMAZING SAVINGS HOLDING LLC

                                          By: Ascend Retail Investment LLC, its
                                              Managing Member

                                              By: /s/ Moshael Straus
                                                --------------------------------
                                                Name: Moshael Straus
                                                Tite: Managing Member



                                          OJSAC, INC.

                                          By:  /s/ Moshael Straus
                                             -----------------------------------
                                             Name:  Moshael Straus
                                             Title: Chief Executive Officer

                                 EXHIBIT INDEX


Exhibit No.                                  Description
-----------                                  -----------

    5 Letter from Amazing Savings to the Company, dated as of September 17, 2003






















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